Room 4561

L. George Klaus
Chairman and Chief Executive Officer
Epicor Software Corporation
18200 Von Karman Ave, Suite 1000
Irvine, CA 92612

> **Re:** **Epicor Software Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-K/A for Fiscal Year Ended December 31, 2005**
> **Filed April 14, 2006**
> **Form 10-Q for Quarterly Period Ended June 30, 2006**
> **Filed August 9, 2006**
> **File no. 0-20740**

Dear Mr. Klaus:

We have reviewed your response letter dated August 18, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Results of Operations, page 33

1.   We note your response to our previous comment no. 2 and your revised disclosures in your June 30, 2006 Form 10-Q where you state "management believes that EBITDA provides an additional analytical tool to clarify the Company's results from core operations and delineate underlying trends." Explain what you mean by "core operations." If you intend to use this

terminology in your future filings, ensure that it is adequately defined and that you have fully explain how you determined that the excluded items are not representative of your "core operations."

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page 10

2.   We note your response to our previous comment no. 3 where you indicate that the Company performs a quarterly analysis of the historical renewal rates for maintenance services for each product line in order to determine VSOE. Please tell us what the Company has determined is a "reasonable range" for establishing fair value of such services. Provide a sample of your established ranges by product and geographic region. Also, once you have established these ranges then tell us what rate is used as VSOE (i.e. the median price or some other price within the range).

3.   We note your response to our previous comment no. 4 where you indicate that the Company believes that use of the percentage-of-completion method most closely approximates the pattern of performance for consulting services on fixed fee arrangements. Your reference to percentage-of-completion in your footnote disclosures is confusing as it implies that the Company is applying guidance (SOP 81-1) that is not applicable in your circumstances (service contracts). In your future filings, please explain how revenues for consulting services are performed (costs incurred to date as compared to total estimated costs incurred) without referencing the percentage-of-completion method so as to avoid any further confusion. Furthermore, you reference SOP 81-1 as one of the applicable accounting principles used in your revenue recognition policy. Tell us for which contracts the Company is applying this guidance or alternatively remove the reference to this literature if it is not used in recognizing revenue.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

Mr. L. George Klaus
Epicor Software Corporation
September 1, 2006
Page 3

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief